EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made effective as of **November 1st, 2021** (the "**Effective Date**") between:

Patrick Charest, an individual currently residing in Montreal, Quebec
(the "**Employee**")

-and-

HerdWhistle Technologies Inc., a corporation existing under the laws of the Province of Alberta (the "**Corporation**")

WHEREAS the Corporation wishes to employ the Employee as **President** on the terms and conditions set out in this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Corporation and the Employee hereby agree as follows.

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, the following terms shall have the following meanings:

1.a "**Affiliate**" has the meaning specified in the Alberta *Business Corporations Act*.

1.b "**Agreement**" means this employment agreement, as amended or restated from time to time, and any Schedules attached hereto.

1.c "**Base Salary**" means the annual base salary set out in Section 3.1.

1.d "**Board**" means the board of directors of the Corporation.

1.e "**Business**" means the business of providing digital transformation services to its clients, including, but not limited to, providing customized data acquisition and analysis software to clients and using artificial intelligence to interpret data and generate efficient decisions to reduce costs and boost productivity.

1.f "**Business Day**" means a day on which banks are open for business in Calgary, Alberta, other than a Saturday, Sunday or statutory holiday in Alberta.

1.g "**Common Shares**" means the Corporation's class A common shares.

1.h "**Confidential Information**" means all information owned, possessed or controlled by the Corporation and/or its Affiliates including, without limitation, all information related to developments, inventions, enhancements, financial, scientific, technical, manufacturing, process, know-how and marketing information and all names of or lists of customers and suppliers howsoever received by the Employee from, through or relating to the Corporation and/or its Affiliates and in whatever form (whether oral,

written, machine readable or otherwise); provided, however, that the phrase "Confidential Information" shall not include information which:

i.i was in the public domain prior to the date of receipt by the Employee;

i.ii becomes part of the public domain by publication or otherwise, not due to any unauthorized act or omission of the Employee;

i.iii after disclosure, is lawfully received by the Employee on a non-confidential basis from another Entity (other than the Corporation, its Affiliates and their respective directors, officers, employees, consultants, contractors, suppliers, customers, agents and advisors) who is lawfully in possession of such information and such other Entity was not restricted from disclosing the said information to the Employee;

i.iv is approved, in writing, by the Board for disclosure prior to its actual disclosure; or

i.v the Employee is required by law to disclose, provided that, unless prohibited by law, the Employee first notifies the Board at the first reasonable opportunity that he is required to disclose such Confidential Information.

1.i "**Customer**" means any customer of the Corporation in respect of the Business during the 24 month period immediately prior to the termination of this Agreement who has (i) purchased or licensed from the Corporation (with the Employee's knowledge) any product or service produced, supplied, sold, licensed or distributed by the Corporation; or (ii) supplied to the Corporation (with the Employee's knowledge) any product to be produced, sold, licensed or distributed by the Corporation

1.j "**Disability**" means the mental or physical state of an individual such that:

k.i the Board, excluding, if applicable, that individual, determines that that individual is, due to illness, disease, mental or physical disability or similar cause, incapable of managing his or her property, for any consecutive 90 day period or for any period of 180 days (whether or not consecutive) in any consecutive 24 month period; or

k.ii a court of competent jurisdiction or other competent authority has declared that individual to be incapable of managing his or her property or incapable of personal care; or

k.iii a representative under a representation agreement, an attorney under an enduring or continuing power of attorney for personal care, or any other individual given the power to do so under a similar instrument, begins to manage the affairs of that individual.

1.k "**Employee Intellectual Property**" means all Intellectual Property developed by the Employee outside the scope of this Agreement and includes but is not limited to Prior Intellectual Property.

1.l "**Entity**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

1.m "**Intellectual Property**" means but is not limited to, information relating to research and development, inventions, discoveries, software, improvements, methods and processes, know-how, compositions, works, concepts, designs, ideas, prototypes, models, samples, writings, notes, custom fields, custom calculations, and patent applications.

1.n "**Intellectual Property Rights**" means all copyrights, patents, trademarks, industrial designs, trade secrets and any other proprietary rights associated with Intellectual Property.

1.o "**Just Cause**" includes, but is not limited to, the following:

p.i theft, fraud, dishonesty, or material misconduct by the Employee involving the property, business or affairs of the Corporation or the carrying out of the Employee's duties to the Corporation;

p.ii any material failure by the Employee to comply with the Corporation's written Code of Conduct (if any), any written policies of the Corporation (as the case may be), or any other obligations to the Corporation (as the case may be);

p.iii any material breach or non-observance by the Employee of any non-competition, non-solicitation or confidentiality covenants between the Employee and the Corporation (as the case may be);

p.iv the material failure by the Employee to perform his duties to the Corporation;

p.v any intentional effort by the Employee, whether by action or inaction, to trigger termination without Just Cause under this Agreement;

p.vi the breach by the Employee of his fiduciary duties owed to the Corporation;

p.vii any wilful act, misrepresentation or omission which the Employee knew or should have known, would expose the Corporation to material loss; or

p.viii any matter that would constitute lawful just cause for dismissal from employment at common law.

1.p "**Options**" has the meaning set out in Section 3.5.

1.q "**Plan**" has the meaning set out in Section 3.5.

1.r "**Prior Intellectual Property**" means intellectual property that satisfies any of the following three criteria: (i) Intellectual Property which was made by the Employee before this Agreement with the Corporation; (ii) Intellectual Property which is

currently in the process of being made by the Employee; or (iii) Intellectual Property in which the Employee has an interest.

1.s "**Prospective Customer**" means all persons canvassed or solicited at any time during the 24 month period immediately prior to the termination of this Agreement, in respect of the Business by the Employee or on behalf of the Corporation with the Employee's knowledge.

1.t "**Term**" has the meaning set out in Section 2.1.

1.u "**Termination Date**" means the last day actively worked by the Employee.

1.v "**Works**" means interest, equities and rights, including without limitation, any and all trademarks, patents, copyrights and Intellectual Property Rights of whatsoever natureand kind, in and to any processes, works, inventions, data, formula, devices, designs, models, diagrams, publications, analyses, reports, improvements and ideas (whetheror not patentable), in whatever form.

ARTICLE 2
EMPLOYMENT & DUTIES

2.1 The Employee shall be employed as **President** as of the Effective Date and such employment shall continue indefinitely unless earlier terminated in accordance with this Agreement (the "**Term**").

2.2 The Employee shall carry out such duties and responsibilities as directed by the Board, which duties shall be in keeping with the Employee's position as **President**. The Employee shall primarily work out of Montreal, Québec and Calgary, Alberta and is expected to travel to other cities that the Corporation operates or may operate in the future as part of his duties.

2.3 During the Term of the Agreement the Employee will well and conscientiously serve the Corporation and its best efforts to promote the interests of the Corporation. In the performance of his duties, the Employee shall act honestly, in good faith and in the best interests of the Corporation, and shall exercise the degree of diligence and responsibility that a person having the Employee's expertise and knowledge of the affairs of the Corporation would reasonably be expected to exercise in comparable circumstances.

2.4 The Employee recognizes that his primary business obligation is to the Corporation and agrees, unless prevented by ill health or as otherwise agreed by the Corporation in

writing, to devote substantially all of his working time to the Corporation and not to permit the pursuit of other interests to interfere with the fulfillment of his duties as President. The Employee shall, in accordance with applicable law, disclose actual or potential business conflicts of interest to the Board. The Employee shall raise any uncertainty as to whether such a conflict exists for determination by the Board, acting reasonably. The Employee shall conduct himself so as to avoid any actual or potential conflicts of interest.

ARTICLE 3
REMUNERATION

3.1 Beginning November 1st, 2021, the Employee will be paid an annual base Salary of $275,000, less any withholdings required by applicable law ("**Base Salary**"). The Board's compensation committee shall review the Base Salary on an annual basis.

3.2 The Employee will receive a Performance Bonus as determined by the Board.

3.3 The Employee will be eligible to an EBITDA Sharing Bonus Program to the level of 10%. Details of this Bonus Program to be disclosed at a future date.

3.4 The Employee shall be eligible to participate in such health, medical, dental, disability and life insurance coverage as the Corporation has in effect for its employees from time to time.

3.5 Options

i. The Corporation hereby grants to the Employee, or at the direction of the Employee a nominee company owned and controlled by the Employee, an irrevocable option (the "**Options**") to purchase the following:

i.i as of the Effective Date 200,000 Common Shares (each an "**Option Share**")

ii. The Corporation anticipates adopting the stock option plan attached as **Schedule "B"** to this Agreement as it may be further amended or replaced from time to time (the "**Plan**"). Regardless of whether the Plan is adopted by the Corporation, the terms of theOptions shall be governed by this agreement and the terms and conditions of the Plan.

iii. The price at which an Option Share may be purchased pursuant to the exercise of the Options is USD $8.00 per Option Share.

iv. Subject to expiration, termination, or forfeiture in accordance with the Plan, the Expiry Date of the Options is the 5th anniversary of the date of issuance of such Option (each a "**Date of Issuance**").

v. The Options will vest in installments as follows:

Total Number of Option Shares that may be Purchased	**Vesting Dates**
One quarter	On the 6 month anniversary of the Date of Issuance

One quarter	On the 12 month anniversary of the Date of Issuance
One quarter	On the 18 month anniversary of the Date of Issuance
One quarter	On the 24 month anniversary of the Date of Issuance

vi. The Employee shall be eligible to participate in the Corporation's Plan and any other benefit plans generally offered by the Corporation to its employees and consultants.

3.6 The Employee shall be entitled to 5 weeks paid vacation in each year (prorated in the first year) of employment to be taken at times mutually agreeable to the Employee and the Board acting reasonably. The Employee shall not be entitled to carry forward any vacation to a subsequent year.

ARTICLE 4
EXPENSES

4.1 The Corporation shall reimburse the Employee for all reasonable travel and other expenses actually and reasonably incurred in the performance of his duties on behalf of the Corporation. Reimbursement will be made upon the submission of a written itemized expense claim and proper supporting documents.

ARTICLE 5
RESIGNATION

5.1 The Employee may terminate this Agreement and the Employee's employment by providing the Board with 30 days advance written notice of resignation. This notice may be waived in whole or in part by the Board in which case the Corporation shall pay the Employee his Base Salary for the balance of the resignation notice period on a lump sum basis.

ARTICLE 6
TERMINATION BY EMPLOYER

6.1 The Corporation may terminate this Agreement and the Employee's employment at any time for Just Cause. Upon termination of the Employee's employment for Just Cause, the Employee shall only be entitled to all accrued but unpaid Base Salary and vacation pay owing up to the Termination Date.

6.2 The Corporation may terminate this Agreement and the Employee's employment for any reason other than Just Cause and other than in accordance with Article 7 upon provision by the Board to the Employee of notice or pay in lieu of notice equal to the greater of: (i) the Employee's entitlements under Alberta's *Employment Standards Code*; and (ii) 12 months. No further notice, pay in lieu of notice, termination pay, severance pay or compensation of any kind will be provided to the Employee.

6.3 In the event that this Agreement is terminated in accordance with Section 6.2, the

Employee hereby covenants and agrees to execute a full and final release to the Corporation and its Affiliates in connection with the termination, and in form and substance satisfactory to the Corporation and its legal counsel acting reasonably.

ARTICLE 7
DEATH OR DISABILITY OF THE EMPLOYEE

7.1 This Agreement and the Employee's employment shall terminate immediately upon the death or Disability of the Employee. Upon termination of employment due to death or Disability, the Corporation shall only be obligated to pay to the Employee's spouse or legal representative, within 15 Business Days of receipt of notice of the Employee's death or Disability, all accrued but unpaid Base Salary and vacation pay up the date of the Employee's death or Disability, less any withholdings required by applicable law.

ARTICLE 8
NON-DISCLOSURE & CONFIDENTIALITY

8.1 During the Term and following the termination thereof, the Employee shall not use, divulge, sell, transfer, give, circulate, or otherwise distribute to any Entity whatsoever or whomsoever, or otherwise make public, any Confidential Information.

8.2 Notwithstanding any provision of this Agreement to the contrary, the Employee shall have the right to use Confidential Information in relation to the performance of his duties on behalf of the Corporation, in which event, the Employee shall, at all times, take all reasonable measures in order to prevent the disclosure or non-authorized use of such Confidential Information. Except when authorized in accordance with the performance of his duties on behalf of the Corporation, under no circumstances shall the Employee reproduce any Confidential Information without the prior written consent of the Board. All reproductions of Confidential Information shall be governed by this Agreement and shall be treated as Confidential Information hereunder.

8.3 Subject to the foregoing, the Employee shall not publish or release or allow the publication or release of any material containing Confidential Information without the prior written consent of the Board.

8.4 The Parties covenant and agree with each other that neither Partiy shall engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of other Party, and in the case of the Corporation its management during the Term of this Agreement and at all times following termination of this Agreement.

8.5 The Employee has no expectation of privacy regarding any information, items or material stored at the Corporation's premises, including without limitation any data stored on the Corporation's computers (including any laptops, smartphones or other electronic device provided to the Employee by the Corporation) or network, such as email. The Corporation reserves the right to disclose and monitor communications made by the Employee using the Corporation's facilities and resources, whether electronic or physical, and reserves the right to search and enter all areas of the Corporation's premises, including any locked desks or drawers. Without limiting the foregoing, the Employee further acknowledges that the full contents of the Employee's email and stored data may be made known to the Corporation contractors or employees as required in the normal course of the Corporation operations, both during and after the Term of this Agreement.

8.6 The Employee hereby consents to the collection, processing, use, transmission and retention of personal information of the Employee, by the Corporation which is reasonably necessary for the purposes of administering and furthering the employment of the Employee under this Agreement. The Employee further agrees that in the event of a sale or transfer of all or part of the shares or assets of the Corporation, the Corporation may disclose to any potential acquiring organization the Employee’s personal information solely for the purposes of determining the value of the Corporation and its assets and liabilities and to evaluate the Employee's employment with the Corporation. If the Employee’s personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Employee’s personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable law that may be in effect from time to time.

8.7 The Employee agree that all references provided by the Employee to the Corporation may be checked and that there are no personal or professional issues, which have or have not been disclosed, that would cause the Corporation not to enter into this Agreement with the Employee. The Corporation reserves the right to make any investigations that it reasonably deems necessary into the Employee’s history for the purposes of determining the accuracy of the Employee's representations and fitness for the Agreement, both initially and on an ongoing basis. The Employee hereby consents to such investigations. If such investigations reveal a material discrepancy between the Employee's representations and actual fact or a material issue with the Employee's fitness for the Agreement, such discrepancy shall be grounds for termination of this Agreement.

ARTICLE 9
INTELLECTUAL PROPERTY

9.1 The Employee hereby transfers and assigns to and in favour of the Corporation any and all Works which are developed, conceived of or first reduced to practice by the Employee, whether on their own or jointly with others, at any time during the performance the duties outlined in this Agreement, if such Works relate to the actual or anticipated Business activities of the Corporation or results from, or is suggested by, any work which the Employee does for the Corporation. Any such Works shall be the exclusive property of the Corporation and its successors and assigns. The Employee further waive and release in favour of the Corporation any and all moral rights that it may now or hereafter have in and to the Works or any part or parts thereof.

9.2 The Employee shall make prompt and full disclosure in writing to the Board of all inventions, developments or discoveries made by the Employee during the Term and in which the Corporation may have any right under the terms of this Agreement.

9.3 The Employee agree to cooperate fully with the Corporation, both during and after the termination of this Agreement, with respect to signing further documents and doing such things as reasonably requested by the Corporation to confirm the transfer of ownership of the Intellectual Property, Intellectual Property Rights or Works, the waiver of the Employee's moral rights therein, and to obtain or enforce Intellectual Property Rights. The Employee shall not receive any consideration or royalties in respect of such transfer of ownership, beyond the compensation provided herein, provided that the expense of obtaining or enforcing Intellectual Property Rights or protection shall be borne by the Corporation. The Employee covenants that he shall not, either during the term of this Agreement or thereafter, contest or assist any third party to contest, the Corporation's ownership of the Intellectual Property, Intellectual Property Rights or Works.

9.4 Attached as **Schedule "A"** is a list describing all Prior Intellectual Property. If no list is attached, the Employee represent that there is no such Prior Intellectual Property.

9.5 The Employee understands that if the Employee does not have a legal interest in certain Intellectual Property that the Employee has classified as Employee Intellectual Property, then such Intellectual Property will not constitute Employee Intellectual Property even if it is listed in **Schedule "A"** or developed outside of this Agreement.

9.6 The Employee hereby grants and agrees to grant to the Corporation a non-exclusive, royalty-free, irrevocable, perpetual, world-wide, sub licensable, transferable licence to make, have made, modify, use, sell, offer to sell, import, copy, distribute and otherwise practice and exploit all Employee Intellectual Property in which the Employee has an interest that:

6.a the Employee incorporates into a Corporation product, process, machine or service; or

6.b the Employee uses in the course of the Employee's employment with the Corporation to use, or otherwise authorizes the Corporation to use.

9.7 The Employee will identify with reasonable precision all Employee Intellectual Property included in any Intellectual Property, items, or Works that the Employee provides to the Corporation and understands that such identification does not overrule the terms of this Agreement and that such material will be Employee Intellectual Property if it qualifies as such under this Agreement, notwithstanding any identification that the Employee makes.

9.8 The Employee will retain exclusive ownership of:

8.a Employee Intellectual Property; and

8.b Intellectual Property created after executing this Agreement that would, if created before the execution of this Agreement, be Employee Intellectual Property,

that does not relate to the Business or any of the products, processes, machines or services being developed, manufactured, used, or sold by any member of the Corporation.

ARTICLE 10
NON-SOLICITATION

10.1 The Employee agrees that during the Term and for a period of twelve (12) months following the termination of this Agreement for any reason, the Employee shall not, directly or indirectly, whether through a corporation or otherwise, individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, corporation or any other entity whether as principal, agent, employee, employer or shareholder (save and except as a shareholder where such shareholdings are in the aggregate less than 5% of the voting equity of a publicly traded entity):

1.a canvas or solicit (or procure or assist the canvassing or soliciting of the business of) or accept the business of any Customer or Prospective Customer of the Corporation for any purpose which is competitive with the Business;

1.b supply (or procure or assist the supply of) any goods or services to any Customer or Prospective Customer of the Corporation for any purpose which is competitive with the Business;

1.c attempt to persuade any Customer or supplier of the Corporation to cease to do business or reduce the amount of business which any Customer or supplier of the Corporation has customarily done or attempt to persuade any Prospective Customer of the Corporation not to do business with the Corporation; and/or

1.d solicit, attempt to solicit, or cause to be solicited (or procure or assist any other person to do so) any employee or consultant of the Corporation (including any person who has ceased to provide employment or consulting services within a three- month period preceding or following the termination of this Agreement) to leave his or her employment or engagement with the Corporation.

10.2 The Employee shall, however, not be in default under Section 10.1 by virtue of making general solicitations directed at the general public that are not directly targeted to employees, independent contractors, Customers, or Prospective Customers of the Corporation.

ARTICLE 11
GENERAL

11.1 This Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 12
REMEDIES

12.1 The Employee acknowledges and agrees that the Corporation will suffer irreparable harm if the Employee breaches any of the obligations under Article 8, Article 9 or Article 10 and that monetary damages would be impossible to quantify and inadequate to compensate the Corporation for such a breach. Accordingly, the Employee agrees that in the event of a breach, or a threatened breach, by the Employee of any of the provisions of Article 8, Article 9 or Article 10, the Corporation shall be entitled to obtain, in addition to any other rights, remedies or damages available to the Corporation at law or in equity, an interim and permanentinjunction, without having to prove damages, in order to prevent or restrain any such breach, or threatened breach, by the Employee, or by any or all of the Employee's partners, employers, employees, servants, agents, representatives and any other Entities directly or indirectly actingfor, or on behalf of, or with, the Employee.

12.2 The Employee hereby agrees that all restrictions contained in Article 10 are reasonable, valid and necessary to protect the Corporation's proprietary business interests and hereby waives any and all defences to the strict enforcement thereof by the Corporation. If any covenant or provision of Article 10 are determined to be void or unenforceable in whole or in part, for any reason, it shall be deemed not to affect or impair the validity of any other covenant or provision of this Agreement, which shall remain in full force and effect.

ARTICLE 13
NOTICES

13.1 Any notice or written communication which must be given or sent under this Agreement shall be given or sent by hand or courier delivery and shall be deemed to have been validly given or received on the day of delivery to the current address under this Article, provided that any delivery made after 4 p.m. (local time) on a Business Day or on a day other than a Business Day shall be deemed to be received on the next following Business Day.

13.2 A party may, at any time, change its named recipient or address for the purposes of service by written notice to the other party hereto; provided that, until changed, the contract details shall be:

(a) in the case of the Employee, to the last address on the personnel records of the Corporation; or

Patrick Charest
6-721 Guy
Montréal, QC H3J 1T6

2.a in the case of the Corporation:

Unit 130, 3510 29th St NE

Calgary, AB
T1Y 7E5
Attention: Adam Morand

ARTICLE 14
ENTIRE AGREEMENT

14.1 This Agreement and any agreement referred to herein constitutes the entire agreement between the parties hereto with respect to the employment of the Employee with the Corporation, and cancels and supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter thereof. This Agreement may not be amended or modified in any way except by written instrument signed by the parties hereto.

ARTICLE 15
SEVERABILITY

15.1 In the event that any provisions of this Agreement shall be held by a court or another tribunal of competent jurisdiction to be unenforceable, such provision will be eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

ARTICLE 16
SURVIVAL

16.1 The Employee's obligations under Article 8, Article 9 and Article 10 shall survive the termination of this Agreement for any reason.

ARTICLE 17
NO ASSIGNMENT

17.1 This Agreement may not be assigned by the Employee without the prior written consent of the Corporation.

ARTICLE 18
NO WAIVERS

18.1 The waiver by either party hereto of any breach of the terms of this Agreement shall not operate or be construed as a waiver by that party of any other breach of the same or any other term of this Agreement.

ARTICLE 19
COUNTERPARTS

19.1 This Agreement may be executed in several counterparts, each of which shall be an original, and such counterparts shall together constitute one and the same instrument. Each of the parties hereto acknowledges and agrees that delivery of a facsimile or other means of electronic communication of this Agreement executed by a party, without any further act by such party, shall be a valid form of execution and delivery of this Agreement.

[signature page to follow]

ARTICLE 20
CURRENCY

20.1 All references to dollars in this Agreement are to Canadian dollars, unless otherwise specified in this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement dated effective as of the Effective Date.

HerdWhistle Technologies Inc.

By: *"Adam Morand"*

Name: **Adam Morand**

Title: **Director**

"Patrick Charest"

Patrick Charest

Schedule "A" – Prior Intellectual Property

NIL

Schedule "B" – Stock Option Plan

See attached.

HERDWHISTLE TECHNOLOGIES INC.

STOCK OPTION PLAN

1. Purpose

The purpose of the Stock Option Plan (the "**Plan**") of **HerdWhistle Technologies Inc.** (the "**Corporation**") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the "**Shares**"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "**Board**"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation (the "**Pre-Existing Options**"), be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3. Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "**Exchange**").

4. Shares Subject to Plan

(a) Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation's authorized but unissued common shares.

(b) The aggregate number of Shares reserved for issuance in respect of which options may be outstanding at any time under this Plan (including those issuable upon the exercise of Pre-Existing Options) shall not exceed 7.5% of the total issued and outstanding Shares as constituted on the grant date on which an option is granted.

(c) If any option shall expire, be forfeited, repurchased, cancelled, surrendered or otherwise be terminated without having been exercised in full, any unpurchased Shares to which such option or other security relates shall be available for the purposes of the granting of options under this Plan, subject to the terms and conditions of this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6. Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("**Management Company Employees**") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "**Participants**"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7. Exercise Price

(a) The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8. Number of Optioned Shares

(a) The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b) The grant to insiders of the Corporation, as a group, within a twelve month period, of an aggregate number of options must not exceed 5% of the issued and outstanding Shares of the Corporation at the date an option is granted to any insider, unless the approval of the disinterested shareholders of the Corporation is obtained.

(c) The aggregate number of Shares reserved for issuance under stock options granted to insiders of the Corporation, as a group, must not at any point in time exceed 7.5% of the issued and outstanding Shares, unless the approval of the disinterested shareholders of the Corporation is obtained.

(d) No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any one twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(e) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(f) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relations activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9. Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. ("**TSX Venture**"), the maximum term may not exceed 10 years.

Should the expiry date of an option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

"**Black Out Period**" means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation pursuant to any policy of the Corporation respecting restrictions on trading that is in effect at that time.

10. Option Period, Consideration and Payment

(a) The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b) Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c) Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d) Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Consultant or Employee

Subject to Section 12, if a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Board, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation, subject to extension at the discretion of the Board.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12. Death of Participant

Notwithstanding Section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a) by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13. Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14. Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, or any adjustment relating to the Shares optioned or issued on exercise of options, or the exercise price per share as set forth in the respective stock option agreements, shall be adjusted in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16. Change of Control

Notwithstanding anything else contained herein, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Board may in its sole discretion accelerate a Participant's right to exercise his options, in whole or in part, either during the term of the option or within 90 days after the date of sale or change of control, whichever first occurs. Additionally, notwithstanding anything else contained herein, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Board may in its sole discretion permit a Participant to surrender his or her option in exchange for a payment by the Corporation of a cash amount per share equal to the difference between the exercise price of the option and the closing price of the Shares on the stock exchange on which the Shares are then listed (assuming such closing price of the Shares on the stock exchange is greater than the exercise price).

For the purpose of this Plan "change of control" of the Corporation means and shall be deemed to have occurred if and when:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate more than 40% of the number of Shares then issued and outstanding, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 40% of the combined voting rights of the Corporation's then outstanding Shares, inclusive of the Shares that would be outstanding on the full exercise of all rights to Shares; or

(c) the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as that which existed prior to the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest, for or an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

17. Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

18. Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

19. Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

20. Costs

The Corporation shall pay all costs of administering this Plan.

21. Prior Plans

On the effective date (as set out in Section 22 hereof), subject to Exchange approval, and, if required, shareholder approval:

(a) this Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation; and

(b) all outstanding options shall be deemed to be granted pursuant to this Plan.

22. Effective Date of Plan

This Plan has been adopted by the Board of the Corporation and shall become effective as of and from, and the effective date of the Plan shall be [●], 202[●] upon receipt of all necessary shareholder and regulatory approvals.

23. Legends on Hold Periods

If required by the Exchange policies or applicable securities laws, the Shares issued on exercise of options will be legended.

24. Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, excluding any rule or principle of conflicts of law that may provide otherwise.